Exhibit 99.1

Advantage Provides Q3 2016 Operational Update

New 120 MMCF/D Eight Well Montney Pad Exceeds Expectations

Corporate Production Increased to 215 MMCFE/D (35,760 boe/d) and Total Corporate Cash Costs Reduced to $0.58/mcfe

(TSX: AAV, NYSE: AAV)

CALGARY, Oct. 12, 2016 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that during the third quarter of 2016, a new Glacier eight well Montney pad was completed and outperformed Management expectations with a combined initial production flow rate of 120 mmcf/d.  This eight well pad was designed to evaluate increased frac stages,  longer  horizontal laterals and cost efficiencies related to continued optimization of our well operations and larger pad sizes specifically in the Lower and Middle Montney formations.

The Corporation's third quarter 2016 production increased 44% to 215 mmcfe/d (35,760 boe/d), representing production growth per share of 33% compared to the same period in 2015 and up from 210 mmcfe/d during the second quarter of 2016.  Liquids production increased to an average 1,200 bbls/d (80% C5+) and is expected to remain flat to slightly lower in the fourth quarter due to Pembina Pipeline Corporation's planned maintenance work in October 2016.

Total corporate cash costs were reduced to a record low of $0.58/mcfe ($3.48/boe) from $0.79/mcfe ($4.74/boe) in the third quarter of 2015 and $0.59/mcfe ($3.54/boe) in the second quarter of 2016. The lower total corporate cash costs were led by a 31% reduction in operating costs to $0.25/mcfe from $0.36/mcfe in the third quarter of 2015 and from $0.30/mcfe in the second quarter of 2016.  The lower third quarter 2016 per unit operating costs resulted from reduced water disposal costs, more efficient equipment maintenance procedures and higher plant throughput.  Royalties increased during the third quarter of 2016 due to a 66% increase in the AECO daily natural gas price compared to the second quarter of 2016.  Cash flow during the third quarter of 2016 was up 31% to $45 million and 20% on a per share basis to $0.24/share as compared to the same quarter of 2015.  Capital spending during the third quarter was $36 million resulting in a total debt of $184 million at the end of the quarter.  Advantage estimates approximately $40 million of surplus cash flow could be realized for calendar 2016 resulting in a year-end 2016 total debt-to-cash flow of approximately 1.0x based on current commodity prices for the balance of 2016.

(Please note that references to third quarter 2016 operational and financial results are estimates only and have not been reviewed or audited by our independent auditors.  Advantage is expected to release its third quarter results after markets close on November 3, 2016 which will include additional data)

New 120 mmcf/d Eight Well Montney Pad at Glacier Surpasses Management Expectations

During the third quarter of 2016, an eight well pad located at 5-16-76-13W6 consisting of six Lower Montney ("LM") wells, one Middle Montney ("MM") well and one Upper Montney ("UM") well was completed and evaluated by producing each well in-line to our Glacier plant. Each of these eight wells were flowed for an average of 48 hours and resulted in a combined production rate of 120 mmcf/d based on an average flowing pressure of 11,182 kpa (1,623 psi). The eight wells on the 5-16 well pad are expected to be placed on-stream during the next three to six months at restricted rates to control the amount of frac sand flow-back and to evaluate longer term well performance.

Three of the six Lower Montney wells on the pad were drilled to an average horizontal lateral length of 2,583 meters (with the longest well at 2,880 meters) and were fracture stimulated with an average of 28 frac stages utilizing 60 tonnes of proppant per frac stage. The remaining three LM wells were drilled to evaluate the LM reservoir in the area located east of the 5-16 pad and the results confirmed exceptional reservoir quality.  All six of the LM wells were produced in-line to the Glacier gas plant and demonstrated a combined initial production rate of 100 mmcf/d at an average flowing pressure of 11,782 kpa (1,710 psi) based on an average 42 hours of flow per well.  The average drill, complete, equipping and tie-in ("DCET") cost of these six LM wells was $4.3 million per well based on an average length of 2,119 meters and 24 frac stages.  Three of the wells were drilled to a shorter average lateral length of 1,656 meters for an average DCET cost of $3.7 million  per well to evaluate longer term recovery and spacing in the LM formation.  These costs compare against the previous year's LM wells which had an average DCET cost of $5.3 million per well at an average lateral length of 1,930 meters and 19 frac stages.

The liquids rich Middle Montney well on the eight well pad was drilled offsetting one of the first MM wells located at 103/1-16-76-13W6 that was completed in 2012. The new MM well was drilled to a lateral length of 2,502 meters and contained 26 frac stages with open hole packers compared to the previous 103/1-16 offset well which had a lateral length of 1,635 meters and 11 frac stages completed with a plug and perf system. The proppant loading in the new well was 60 tonnes per frac stage compared to the 103/1-16 well which was stimulated with 150 tonnes per frac stage.  The initial production rate from this new well was 11.3 mmcf/d after 71 hours of in-line flow at a flowing pressure of 10,747 kpa (1,560 psi).  This compares to an initial rate of 3.7 mmcf/d from the 103/1-16 well. The propane plus ("C3+") liquid content of the new MM well is estimated to be approximately 30 bbls/mmcf, consistent with earlier results in the western part of the Glacier land block.  The DCET cost of this new MM well was $5.1 million and represents the third well drilled in this western area of Glacier and confirms additional MM reservoir potential with improved capital efficiencies.

Management estimates this new 5-16 eight well pad alone will be sufficient to offset declines until the end of Q2 2017.  A new 16 well pad commenced drilling in October and will be completed during the second half of 2017 to support production growth and to offset normal declines.  The recent frac design changes and well results are being incorporated into our forecast model as we finalize plans for our next three year development period.  Advantage anticipates providing updated development plan information before year-end 2016 allowing us to gather additional well production performance.

Standing Well Productivity and Plant Capacity Provides Operational Flexibility for Upcoming Winter Season

The Corporation is well positioned to increase production without incurring incremental capital costs and per unit operating costs in 2016 during this upcoming winter season. Advantage is able to immediately respond to improving natural gas prices by accessing its current surplus production capability of approximately 180 mmcf/d from 12 standing completed wells and additional processing capacity available at the Corporation's 100% owned Glacier gas plant.

Commodity Hedging Positions Provide Downside Protection

For the balance of 2016, approximately 48% of our production is hedged at an average AECO price of Cdn $3.56/mcf.  Advantage has hedged 41% of its estimated  2017 annual production at an average AECO price of Cdn $3.19/mcf and 17% of estimated 2018 annual production at an average AECO price of Cdn $3.03/mcf. We anticipate increasing our future hedge positions if natural gas prices continue to rise, reflecting higher demand through the upcoming winter season.

The Corporation's operational flexibility combined with its strong balance sheet, Montney leading low cost structure and commodity hedging program provides a solid foundation for Advantage's previously announced expansion of its 100% owned Glacier gas plant to 350 mmcf/d (58,330 boe/d) which is expected to commence construction during the second half of 2017.  We look forward to reporting on our progress as we continue to advance the Corporation's Glacier Montney development program.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the expectation that liquids production will remain flat to slightly lower in the fourth quarter due to Pembina Pipeline Corporation's planned maintenance work in October 2016; expectations of calendar 2016 surplus cash flow and year-end 2016 total debt to cash flow; the expected timing for bringing the eight wells on the 5-16 well pad on-stream at restricted rates to control the amount of frac sand flow-back and evaluate longer term well performance; the expectation that the new 5-16 eight well pad alone will be sufficient to offset declines until the end of Q2 2017; the expectation that a new 16 well pad will commence drilling in October and will be completed during the second half of 2017 to support production growth and offset normal declines; the expectation that the recent frac design changes and well results will be incorporated into our forecast model as we finalize plans for our next three year development period; the expectation that Advantage will provide updated development plan information before year-end 2016; the anticipation that Advantage will increase its future hedge positions as natural gas prices could reflect an improved North American natural gas supply and demand balance through the winter season; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; anticipated number of frac stages per well; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will continue to have credit available under its credit facility; available pipeline capacity; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; that the Corporation will be able to drill, complete and tie-in wells in the manner, on the timing and at the cost described herein; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities and available pipeline capacity.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained herein are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, initial test production rates, and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"), including total debt to trailing cash flow ratio. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit, divided by funds from operations for the prior twelve month period. Management believes that such financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures.

This press release and, in particular the information in respect of the Corporation's prospective annual cash flow, operating costs, corporate cash costs and debt to trailing cash flow, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 OR Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 22:05e 12-OCT-16